UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 29)*

ANIXTER INTERNATIONAL INC.
 (Name of Issuer)

Common Stock, $1.00 par value per share
 (Title of Class of Securities)

035290105
 (CUSIP Number)

Jon Wasserman, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 035290105	Page 2 of 14 Pages

1.	Names of Reporting Persons. SAMSTOCK/SIT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	3,647,147
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,647,147
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,647,147
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.1% (1)
14.	Type of Reporting Person: OO

(1)	Based on 32,969,473 Shares (as defined herein) outststanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

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1.	Names of Reporting Persons. SAMSTOCK/ALPHA, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	55,587
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	55,587
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,587
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person: OO

(1)	Based on 32,969,473 Shares outststanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

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1.	Names of Reporting Persons. SAMSTOCK/ZFT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	55,588
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	55,588
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,588
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person: OO

(1)	Based on 32,969,473 Shares outststanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

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1.	Names of Reporting Persons. SZ INTERVIVOS QTIP TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,700
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person: OO

(1)	Based on 32,969,473 Shares outststanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

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1.	Names of Reporting Persons. CHAI TRUST COMPANY, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	3,787,022
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,787,022
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,787,022
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.5% (1)
14.	Type of Reporting Person: OO

(1)	Based on 32,969,473 Shares outstanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

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Item 1.	Security and Issuer

This Amendment No. 29 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons, as amended most recently by Amendment No. 28 filed on August 14, 2014 (collectively, the “Schedule 13D”), relating to the shares of Common Stock, $1.00 par value per share, (“Shares”) of Anixter International Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 2301 Patriot Blvd, Glenview, Illinois 60026.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed by the following beneficial owners of Shares:  Samstock/SIT, L.L.C., a Delaware limited liability company (“SIT”); Samstock/Alpha, L.L.C., a Delaware limited liability company (“Alpha”); Samstock/ZFT, L.L.C., a Delaware limited liability company (“ZFT”); SZ Intervivos QTIP Trust, a trust organized in Illinois and established for the benefit of Samuel Zell family members and the Zell Family Foundation (“QTIP”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”).  Each of SIT, Alpha and ZFT is indirectly owned and controlled by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”). The trustee of QTIP and each of the Trusts is Chai Trust.  SIT, Alpha, ZFT, QTIP and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.

The executive officers of each of SIT, Alpha and ZFT are:

•	Samuel Zell: Chairman and Chief Executive Officer of Equity Group Investments (“EGI”), a division of Chai Trust.
•	William C. Pate: Vice President; Managing Director of EGI.
•	Philip Tinkler: Vice President and Treasurer; Chief Financial Officer and Chief Operating Officer of EGI.
•	Jon Wasserman: Vice President and Secretary; Chief Legal Officer of EGI.

The officers and senior managing directors of Chai Trust are as follows:

•	James Bunegar: Chief Operating Officer, Compliance Officer, Vice President, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.
•	Thomas P. Heneghan: Senior Managing Director of Chai Trust. Mr. Heneghan is the Chief Executive Officer of Equity International, a private equity firm.
•
Robert M. Levin:  Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

•	Philip G. Tinkler: Chief Financial Officer of Chai Trust; Chief Financial Officer and Chief Operating Officer of EGI.
•	Jon Wasserman: President and Senior Managing Director of Chai Trust; Chief Legal Officer of EGI.
•	Kellie Zell: Senior Managing Director of Chai Trust. Ms. Zell is a homemaker.
•	JoAnn Zell: Senior Managing Director of Chai Trust. Ms. Zell is a physician.
•	Matthew Zell: Senior Managing Director of Chai Trust. Mr. Zell is a school teacher.

The business address of each Reporting Person, Samuel Zell, William Pate, Philip Tinkler, Jon Wasserman, James Bunegar, Thomas Heneghan, Kellie Zell, JoAnn Zell and Matthew Zell is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer or director listed in Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each Reporting Person are United States citizens.

SCHEDULE 13D

CUSIP No.: 035290105	Page 8 of 14 Pages

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 11, 2015, SIT entered into a Purchase Agreement with Samstock/SZRT, L.L.C. (“SZRT”), pursuant to which SIT agreed to sell 1,850,000 Shares to SZRT (the “Proposed Sale”) at a price equal to the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one Share as of the date on which the transaction occurs (“Closing”). Under the Purchase Agreement, Closing is expressly conditioned on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”). On August 12, 2015, SZRT filed a Notification and Report Form under the HSR Act with respect to SZRT’s contemplated acquisition of the 1,850,000 Shares from SIT pursuant to the Purchase Agreement. Under the Purchase Agreement, Closing shall occur as soon as reasonably practical after expiration or termination of the HSR Act waiting period.

The description contained herein of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the document, which is attached as Exhibit B to this Schedule 13D and is incorporated by reference herein.

SZRT is a Delaware limited liability company whose sole member is the Samuel Zell Revocable Trust (the “Samuel Zell Trust”).  Samuel Zell is the trustee and beneficiary of the Samuel Zell Trust.

The Proposed Sale is part of SIT’s and the Samuel Zell Trust’s respective ongoing portfolio management, and Samuel Zell’s and the Samuel Zell Trust’s respective investment planning, and does not reflect an adverse change in the Reporting Persons’ views on the prospects of the Issuer, or its businesses, management or directors. The Proposed Sale does not contemplate the disposition or acquisition of any Shares, or of the right to receive dividends or proceeds from the sale of any Shares, other than among Samuel Zell and certain entities and trusts established for the benefit of Samuel Zell and/or members of his family.

.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 29 to Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Amended and Restated Joint Filing Agreement dated as of August 13, 2015

Exhibit B:	Purchase Agreement dated as of August 11, 2015

SCHEDULE 13D

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SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 13, 2015

SAMSTOCK/SIT, L.L.C.
SAMSTOCK/ALPHA, L.L.C.
SAMSTOCK/ZFT, L.L.C.

Each By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

SZ INTERVIVOS QTIP TRUST

By:	CHAI TRUST COMPANY, LLC, its trustee

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No.: 035290105	Page 10 of 14 Pages

EXHIBIT A

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D/A with respect to the Common Stock, $1.00 par value per share, of Anixter International Inc., a Delaware corporation and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: August 13, 2015

SAMSTOCK/SIT, L.L.C.
SAMSTOCK/ALPHA, L.L.C.
SAMSTOCK/ZFT, L.L.C.

Each By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

SZ INTERVIVOS QTIP TRUST

By:	CHAI TRUST COMPANY, LLC, its trustee

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

SCHEDULE 13D

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EXHIBIT B

PURCHASE AGREEMENT

THIS AGREEMENT made and entered into as of the 11th day of August, 2015, by and between Samstock/SIT, L.L.C., a Delaware limited liability company (“Seller”), and Samstock/SZRT, L.L.C., a Delaware limited liability company (“Purchaser”);

W I T N E S S E T H :

WHEREAS, Seller is an entity wholly-owned by the Sam Investment Trust, of which Chai Trust Company, LLC (“Chai”), an Illinois limited liability trust company, is Trustee;

WHEREAS, Purchaser is an entity wholly-owned by the Samuel Zell Revocable Trust, of which Samuel Zell is Trustee;

WHEREAS, Seller is the owner, free and clear of all liens or encumbrances except restrictions pursuant to applicable securities laws, of One Million Eight Hundred Fifty Thousand (1,850,000) shares of common stock of Anixter International, Inc., a Delaware corporation (the “Company”), comprised of Twenty-Seven (27) tax lots, as more particularly detailed on the attached Exhibit A, having a combined income tax basis of Four Million Three Hundred Two Thousand Eight Hundred Twenty-Nine Dollars and Twenty-Two Cents ($4,302,829.22) (the “Shares”); and

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Shares, subject to the terms and conditions stated herein.

NOW, THEREFORE, for and in consideration of the mutual promises herein set forth, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

Purchase and Sale.  On Closing, Seller agrees to sell to Purchaser and Purchaser agrees to purchase from Seller all of Seller’s right, title and interest in and to the Shares.

Purchase Price.  In full consideration for the purchase hereunder, Purchaser agrees to pay Seller an amount equal to the product of One Million Eight Hundred Fifty Thousand (1,850,000) multiplied by the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one share of common stock of the Company as of the day of Closing (ticker symbol

SCHEDULE 13D

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AXE).  An officer of Chai shall determine the purchase price on the first business day subsequent to the day of Closing and deliver such calculation to Purchaser on such day.

Payment of Purchase Price.  Purchaser agrees to pay the full purchase price to Seller in cash within three (3) business days of the day of Closing.

Delivery and Assignment.  On Closing, Seller agrees to assign, transfer and convey all of its right, title and interest in and to the Shares to Purchaser and agrees to deliver the Shares to the Purchaser’s account at Conifer Securities.  Seller further agrees to execute and deliver such other documents as necessary to effectuate the transfer of the Shares to the Purchaser’s account at Conifer Securities.

Closing.  Closing is expressly conditioned on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”).  The parties shall cooperate with each other in attempting to cause the HSR Act waiting period to expire or be terminated as soon as possible.  References herein to “Closing” shall mean the date agreed upon by the parties on which the transaction contemplated hereunder shall occur, which date shall occur as soon as reasonably practical after expiration or termination of the HSR Act waiting period.  If the HSR Act waiting period has neither expired nor been terminated prior to September 20, 2015, then either of the parties may terminate this Agreement by written notice to the other within ten (10) business days of such date and, in such case, neither party shall have any further obligations hereunder.

Representations and Warranties of Seller.  Seller represents, warrants and agrees that the following statements are true and correct:

(a) Title to Shares.  Seller holds the Shares free and clear of any and all liens, claims or encumbrances other than restrictions pursuant to any applicable securities laws.  The Shares are validly issued, fully paid and non-assessable.  Seller has full power and authority to transfer the Shares to Purchaser.

(b) No Breach of Other Agreements.  The execution and delivery of this Agreement, the consummation of the transaction contemplated by this Agreement, and the fulfillment of the terms of this Agreement will not result in any breach of the terms and provisions of, or constitute a default under, any agreement to which Seller is a party or by which Seller is bound.

SCHEDULE 13D

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(c) No Broker or Finder.  Seller is not in any way obligated for a payment of fees or expenses to any broker or finder in connection with the transaction contemplated by this Agreement.

Representations and Warranties of Purchaser.  Purchaser represents, warrants and agrees that the following are true and correct:

(a) No Breach of Other Agreements.  The execution and delivery of this Agreement, the consummation of the transaction contemplated by this Agreement, and the fulfillment of the terms of this Agreement will not result in any breach in the terms and provisions of, or constitute a default under, any agreement to which Purchaser is a party or by which Purchaser is bound.

(b) No Broker or Finder.  Purchaser is not in any way obligated for a payment of fees or expenses to any broker or finder in connection with the transaction contemplated by this Agreement.

(c) Investment Intent.  The Shares are being acquired solely by and for the account of Purchaser, for investment only, and are not being purchased for resale or distribution.  The Purchaser acknowledges that transfers of the Shares by Purchaser may be subject to restrictions under applicable securities laws.

Further Assurances.  Purchaser and Seller agree that each shall, from time to time upon the reasonable request of the other party, execute, acknowledge and deliver in proper form any instrument of conveyance or further assurance necessary or desirable to perfect the consummation of the within transaction.

Construction.  The parties hereto agree that all matters pertaining to the validity, construction and effect of this Agreement shall be determined in accordance with the laws of the State of Illinois.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Notice.  All notices, statements, requests and demands given to or made upon any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given or made:  (a) if mailed, two business days after deposit in the mail, postage prepaid; (b) in the case of delivery via messenger or nationally recognized courier service, on the date actually delivered; or (c) in the case of notice via electronic or facsimile delivery, on the date transmitted,

SCHEDULE 13D

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to the last known addresses of the parties or such other addresses at which the parties shall from time to time notify one another.

Counterparts.  This Agreement may be executed in any number of counterpart copies, each of which shall be deemed an original for all purposes, but all of which shall constitute one and the same agreement.

Entire Agreement.  This Agreement constitutes the entire agreement and understanding of Purchaser and Seller, and no contemporaneous or subsequent oral agreement or statements shall alter or modify the terms and provisions hereof unless agreed thereto by the parties in writing.  There are no promises or representations upon which any party hereto has relied in the execution of this Agreement which are not contained herein.

Severability.  In the event any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.

Pronouns and Headings.  As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof wherever the context and facts require such construction.  The headings, titles and subtitles herein are inserted for convenience of reference only and are to be ignored in any construction of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have set their respective hands as of the date first above written.

SELLER:	PURCHASER:

Samstock/SIT, L.L.C.	Samstock/SZRT, L.L.C.

By:	/s/ JAMES G. BUNEGAR	By:	/s/ PHILIP G. TINKLER
	James G. Bunegar		Philip G. Tinkler
	Vice President		Vice President